Exhibit 99.1

Borr Drilling Limited – Notice of Special General Meeting of Shareholders

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) advises that the Company will hold a Special General Meeting on January 8, 2021. The Board of Directors has fixed the close of business on January 4, 2021, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

A copy of the Notice of Special General Meeting and Form of Proxy (the “Notice”) and associated information can be found on the Company’s website at http://www.borrdrilling.com and attached to this press release. The Notice and associated information will also be distributed to shareholders by normal distribution methods.

Hamilton, Bermuda
December 31, 2020

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.